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                                                                                Exhibit 12
KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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                                   1999        1998        1997        1996        1995
                                                       (Thousands)
Net income                         $81,915    $120,722     $76,560    $108,171    $122,586

Add:
Taxes on income                      3,180      32,800       8,079      31,753      66,803
Kansas City earnings tax               602         864         392         558         958

 Total taxes on income               3,782      33,664       8,471      32,311      67,761

Interest on value of
 leased property                     8,577       8,482       8,309       8,301       8,269
Interest on long-term debt          51,327      57,012      60,298      53,939      52,184
Interest on short-term debt          4,362         295       1,382       1,251       1,189
Mandatorily redeemable
  Preferred Securities              12,450      12,450       8,853           0           0
Other interest expense
 and amortization                    3,573       4,457       3,990       4,840       3,112

 Total fixed charges                80,289      82,696      82,832      68,331      64,754

Earnings before taxes
 on income and fixed
 charges                          $165,986    $237,082    $167,863    $208,813    $255,101
Ratio of earnings to
 fixed charges                        2.07        2.87        2.03        3.06        3.94



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